UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2015

MARKWEST ENERGY PARTNERS, L.P.
(Exact name of registrant as specified in its charter)

Delaware	001-31239	27-0005456
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1515 Arapahoe Street, Tower 1, Suite 1600, Denver CO 80202

(Address of principal executive officers)

Registrant’s telephone number, including area code: 303-925-9200

Not Applicable.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒                Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On November 10, 2015, MarkWest Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), MPLX LP, a Delaware limited partnership (“MPLX”), MPLX GP LLC, a Delaware limited liability company and the general partner of MPLX (“MPLX GP”), Sapphire Holdco LLC, a Delaware limited liability company and wholly owned subsidiary of MPLX (“Merger Sub”), and, for certain limited purposes set forth in the Amendment, Marathon Petroleum Corporation, a Delaware corporation and the parent of MPLX GP (“MPC”), entered into an Amendment (the “Amendment”) to the Agreement and Plan of Merger dated as of July 11, 2015 (the “Merger Agreement” and together with the Amendment, the “Amended Merger Agreement”), among the Partnership, MPLX, MPLX GP, Merger Sub and, for certain limited purposes set forth in the Merger Agreement, MPC, pursuant to which Merger Sub will be merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a wholly owned subsidiary of MPLX.

The Amendment provides for an increase in the total cash consideration to be received by the Partnership’s unitholders from $675 million in cash to $1,075 million in cash.  As a result, under the Amended Merger Agreement, MPC will contribute $1,075 million to MPLX, without receiving any new equity in exchange, and, at the effective time of the Merger (the “Effective Time”), (a) each outstanding Partnership common unit (the “Common Units”) will be converted into the right to receive 1.09 MPLX common units (such consideration, the “Common Equity Consideration”) and an amount in cash obtained by dividing (i) $1,075 million by (ii) the number of Common Units plus the number of Canceled Awards (as defined below) plus the number of Partnership class B units (the “Class B Units”), in each case outstanding as of immediately prior to the Effective Time (together with the Common Equity Consideration, the “Common Merger Consideration”) and (b) each outstanding Class B Unit will be converted into the right to receive 1 MPLX class B unit. Under the Amended Merger Agreement, at the Effective Time, the Partnership class A units, all of which are owned by wholly owned subsidiaries of the Partnership, will be converted into a specified number of MPLX class A units, as more fully described in the Amended Merger Agreement.

As a result of the Merger, each phantom unit under the Partnership’s equity plans that is outstanding immediately prior to the Effective Time will become fully vested and converted into an equivalent number of Common Units, which will be canceled and converted into the right to receive the Common Merger Consideration (each Phantom Unit, as so converted, a “Canceled Award”).

Other than as expressly modified pursuant the Amendment, the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by the Partnership on July 13, 2015, remains in full force and effect as originally executed on July 11, 2015. The foregoing description of the Amendment and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment, which is attached hereto as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated by reference in this Item 1.01.

Item 8.01. Other Events.

On November 10, 2015, the Partnership issued a joint press release with MPLX announcing the execution of the Amendment.  A copy of the press release issued is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference in this Item 8.01.

Item 9.01. Financial Statements and Exhibits.

(d)                                 Exhibits

Exhibit No.	Description

2.1	Amendment to Agreement and Plan of Merger, dated as of November 10, 2015, by and among MarkWest Energy Partners, L.P., MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC

99.1	Press Release dated November 10, 2015, issued by MarkWest Energy Partners, L.P. and MPLX LP

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Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties. These statements may include statements regarding the proposed acquisition of the Partnership by MPLX, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding the Partnership’s and MPLX’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of the Partnership’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the Partnership being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of the Partnership and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the SEC, including the Partnership’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and the Partnership’s and MPLX’s subsequent reports on Form 10-Q. These risks, as well as other risks associated with the Partnership, MPLX and the proposed transaction, are also more fully discussed in the definitive proxy statement/prospectus referred to below.  The forward-looking statements should be considered in light of all these factors. In addition, other risks and uncertainties not presently known to the Partnership or MPLX or that the Partnership or MPLX considers immaterial could affect the accuracy of the forward-looking statements. The reader is cautioned not to rely unduly on these forward-looking statements. The Partnership and MPLX do not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of the Partnership by MPLX. In connection with the proposed acquisition, the Partnership and MPLX have filed relevant materials with the SEC, including MPLX’s registration statement on Form S-4 which included a definitive proxy statement/prospectus and was declared effective by the SEC on October 29, 2015, and the Partnership’s definitive proxy statement/proxy statement which was filed with the SEC on October 30, 2015 and mailed to the Partnership’s common unitholders on or about October 30, 2015.  Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive proxy statement/prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from the Partnership by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com or for free from MPLX LP at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, the Partnership and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Partnership common units with respect to the proposed transaction. Information about the Partnership’s directors and executive officers is set forth in the proxy statement for the Partnership’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and the Partnership’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. To the extent holdings of Partnership securities have changed since the amounts contained in the proxy statement for the Partnership’s 2015 Annual Meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding those persons and other persons who may be deemed to be participants in the solicitation of proxies from the holders of Partnership common units with respect to the proposed transaction, including their respective direct and indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC referred to above. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from the Partnership and MPLX, as applicable, using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

MarkWest Energy Partners, L.P.

By: MarkWest Energy GP, L.L.C., its general partner

Date: November 10, 2015	By:	/s/ Nancy K. Buese
Name: Nancy K. Buese
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Amendment to Agreement and Plan of Merger, dated as of November 10, 2015, by and among MarkWest Energy Partners, L.P., MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation and Sapphire Holdco LLC

99.1	Press Release dated November 10, 2015, issued by MarkWest Energy Partners, L.P. and MPLX LP